UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   December, 2006

Commission File Number

000-51778

Emission Differentials Ltd.

(Translation of registrant’s name into English)

#101, 435-4 Avenue SW., Calgary, Alberta T1P 3A8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F    X

Form 40F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes

  No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emission Differentials Ltd.

(Registrant)

Date:

May 30, 2007

By:          /s/ Steve Turcotte

Name:  Steve Turcotte – Secretary and CFO

Communications Distributed Directly To Security Holders

Notice of Special Meeting of Shareholders

On December 22, 2006, Emission Differentials Ltd. mailed a Notice of Special Meeting, an Information Circular and Form of Proxy to their shareholders.

Exhibit 22.1

Proxy, Information Circular and Notice of Special Meeting of Shareholders of Emission Differentials Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMISSION DIFFERENTIALS LTD.

By: /s/ Steve Turcotte

Name:

Steve Turcotte

Title:    Secretary and CFO

Date: May 30, 2007

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